Exhibit (a)(1)(V)

Excerpt from the Transcript of Omnicare, Inc.’s Third Quarter 2004 Conference Call

October 28, 2004

[Question and Answer]

. . .

Frank Morgan-Jeffries & Co.—Analyst:

Okay. Just curious with regard to the decrease in the visibility of the earnings outlook here. Does this have any impact on the financial commitments you have to actually pursue the NeighborCare transaction assuming you get through the [FTC] issues and they want to talk?

Mr. Joel Gemunder:

Let me say this, assuming that the NeighborCare, if anything the advantages to completing a transaction with NeighborCare would be enhanced now with the cost structures being what they are. Because it means that the synergies play a much more important part. And as we move to a hub and spoke program, the synergies would probably make even more sense than we calculated earlier. So, no, I think the NeighborCare strategy there is even more potent than it was when we first contemplated it.